                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)





                              METALCLAD CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    591142194
                                 (CUSIP Number)



         The Ennismore Corporation, 24 De Castro Street, Wickhams Cay 1,
                   Road Town, Tortola, British Virgin Islands
  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                  July 1, 1999
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 2 of 15



1.       Name of Reporting Person
         SS or IRS Identification No of Above Person

         PURBROOK CORPORATION
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       Check the appropriate Box if member of a group       YES


3.       sec use only


4.       source of funds

         WC


5. check box if disclosure of legal proceedings is required pursuant to items 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         PANAMA

7.       SOLE VOTING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         370,324

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         370,324

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         8.47%

14.      TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 3 of 15



1.       Name of Reporting Person
         SS or IRS Identification No of Above Person

         THE ENNISMORE CORPORATION
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       Check the appropriate Box if member of a group       YES


3.       sec use only


4.       source of funds

         WC


5. check box if disclosure of legal proceedings is required pursuant to items 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7.       SOLE VOTING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         549,844 OF WHICH 370,324 ARE HELD BY REPORTING
         PERSONS ON PAGES 2

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         549,844 OF WHICH 370,324 ARE HELD BY REPORTING
         PERSONS ON PAGES 2

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         12.08%

14.      TYPE OF REPORTING PERSON

         CO

                              AMENDMENT NO.2 TO THE
                            STATEMENT ON SCHEDULE 13D
                              METALCLAD CORPORATION




ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value US$.01 per share (the "Common Stock") of Metalclad Corporation (the "Issuer whose principal executive offices are located at 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660, USA.


ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No.2 to Statement on Schedule 13D (the "Statement") is filed with respect to an Event on 1st July, 1999, and is filed by The Ennismore Corporation who pursuant to 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed to be the ultimate beneficial owner of all of the Common Stock of the Issuer owned by all of the following persons who are a group.


(a)      Purbrook Corporation


         Purbrook Corporation is incorporated under the laws of Panama. The principal business of Purbrook Corporation is to act as an investment company. The address of its principal business and its principal office is:


                           Edificio de Banco do Brasil
                           Calle Elvira Mendez 10
                           Panama
                           Republic of Panama

         The names, titles, citizenship and business addresses of the directors and executive officers of Purbook Corporation are set out below:

         Name & Position            Citizenship           Business Address


         Herbert Lee Oakes, Jr      United States         Byron House
         Director                                         7-9 St James's Street
                                                          London SW1 1EE
                                                          England

         C. Edmonds Allen           United States         Compass International
         Director                                         130 East 59th Street
                                                          New York, NY 10022
                                                          United States

         Edgar Aronson              United States         Suite 512
         Director                                         551 Fifth Avenue
                                                          New York, NY 10176
                                                          United States


         There are no other executive officers or directors of Purbook Corporation.


         During the last five years, neither Purbook Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Purbook Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)      The Ennismore Corporation


         The Ennismore Corporation is incorporated under the laws of The British Virgin Islands. The principal business of The Ennismore Corporation is as an investment holding company. The address of its principal business and its principal office is:


                                      24 De Castro Street
                                      Wickhams Cay 1
                                      Road Town
                                      Tortola
                                      British Virgin Islands


         The names, titles, citizenship and business addresses of the directors and executive officers of The Ennismore Corporation are set out below:


         Name & Position                                   Business Address
         ---------------                                   ----------------

         First Board Limited                               PO Box 472
                                                           St Peter's House
                                                           Le Bordage
                                                           St Peter Port
                                                           Guernsey GY1 6AX
                                                           Channel Islands


         Second Board Limited                              PO Box 472
                                                           St Peter's House
                                                           Le Bordage
                                                           St Peter Port
                                                           Guernsey GY1 6AX
                                                           Channel Islands



         Name & Position                                   Business Address


         Third Board Limited                               PO Box 472
                                                           St Peter's House
                                                           Le Bordage
                                                           St Peter Port
                                                           Guernsey GY1 6AX
                                                           Channel Islands



         There are no other executive officers or directors of The Ennismore Corporation.


         During the last five years, neither The Ennismore Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither The Ennismore Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)      Purbrook Corporation

         During the period from December 31, 1998 to July 1, 1999, the aggregate amount of funds used by Purbrook Corporation to purchase securities of the Issuer was $36,647.75 and all such securities were purchased using funds from working capital and proceeds of the sale of securities of the Issuer.

(b)      The Ennismore Corporation

         During the period from December 31, 1998 to July 1, 1999, the aggregate amount of funds used by The Ennismore Corporation to purchase securities of the Issuer was $14,312.50 and all such securities were purchased using funds from working capital and proceeds of the sale of securities of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

(a)      Purbrook Corporation

         Purbrook Corporation acquired the securities of the Issuer for investment purposes. Such securities were not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.

(b)      The Ennismore Corporation

         The Ennismore Corporation acquired the securities of the Issuer for investment purposes. Such securities were not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         For the purposes of the disclosure in this Item 5, the following abbreviations are used in Schedule 1 attached hereto and incorporated herein:


         PURB - Purbrook Corporation

         ENNIS - The Ennismore Corporation


         A list of the transactions in shares in common stock of the Issuer and warrants to purchase shares of common stock of the Issuer during the period from December 31, 1998 to July 1, 1999 is set out on Schedule 1 attached hereto and incorporated herein. It should be noted that on 1st July 1999 there was a reverse 10:1 stock split and the final number of shares and warrants owned by Purbrook Corporation and The Ennismore Corporation at July 1, 1999 reported in this Amendment No.2 reflect such reverse stock split

         Transactions on Schedule 1 numbered 3,4,11,12,14,15,24,25,28 & 29 were exercises of warrants to purchase shares of the Common Stock of the Issuer. Transactions on Schedule 1 numbered 13,17,26 & 30 were warrants to purchase shares of the Common Stock issued as replacements for warrants previously exercised. Transactions on Schedule 1 numbered 1,2,5,6,7,8,9,10,16,18,19,20,21,22,23 & 27 were private transactions outside the United States.

         A summary of the positions of each of the reporting persons is set out below.

(a)      Purbrook Corporation


         On 31st December, 1998, Purbrook Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 3,703,239 shares of Common Stock of the Issuer (10.81%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 3,703,239 shares of Common Stock of the Issuer (10.81%).


         On 1st July, 1999, Purbrook Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 370,324 shares of Common Stock of the Issuer (8.47%); and

         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 370,234 shares of Common Stock of the Issuer (8.47%).


(b)      The Ennismore Corporation

         On 31st December, 1998, The Ennismore Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 1,795,200 shares of Common Stock of the Issuer (5.55%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 1,795,000 shares of Common Stock of the Issuer (5.55%).


         On 1st July, 1999, The Ennismore Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 179,520 shares of Common Stock of the Issuer (4.30%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 179,520 shares of Common Stock of the Issuer (4.30%).

(c)      As a Group


         On 31st December, 1998, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above, totalled 5,498,439 shares (15.24%), which number includes the 5,498,439 shares (15.24%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held The Purbrook Corporation as described above.

         On 1st July, 1999, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above, totalled 549,844 shares (12.08%), which number includes the 549,844 shares (12.08%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held The Purbrook Corporation as described above.

         On 1st July, 1999, the aggregate number of shares of the Common Stock and warrants to purchase shares of Common Stock of the Issuer (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to have sole power to vote and sole power to dispose of within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above was as follows:

         (i) sole power to vote and sole power to dispose of a net amount of nil shares (0.00%) of the Common Stock of the Issuer;

         (ii) sole power to dispose of warrants to purchase a total of 549,844 shares (12.08%) of the Common Stock of the Issuer; and

         (iii) upon exercise of all of the warrants in full for a total of 549,844 shares (12.08%) of the Common Stock of the Issuer, sole power to vote and sole power to dispose of 549,844 shares (12.08%) of the Common Stock of the Issuer.

The aggregate numbers of shares of the Common Stock of the Issuer shown in this
Item 5 as held as a group is in all cases the net number resulting from the addition of the number of shares of the Common Stock of the Issuer held for investment and the number of shares of the Common Stock of the Issuer held for market-making purposes by the various entities and individual comprising the group.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable

         Not applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

         Not applicable

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             The Ennismore Corporation

         Dated:  21 March 2000               By: /s/ Suzanne J. Dionne

                                             Name: SUZANNE J. DIONNE

                                             Title: Director

                       EXHIBIT A - JOINT FILING AGREEMENT


         The undersigned hereby agree that the Amendment No.2 to the Statement on Schedule 13D with respect to the shares of Common Stock, par value $0.10 per share, of Metalclad Corporation is, and any further amendments thereto executed on behalf of each of us by The Ennismore Corporation shall be, filed on behalf of each of us by The Ennismore Corporation pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934 as amended.

         This Agreement may be executed in separate counterparts by each of the undersigned, each of which counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument. It shall not be necessary that each of the undersigned sign any one counterpart.


Dated as of
1st July, 1999                              Purbrook Corporation


                                            By: /s/ Herbert Oakes


                                            Name: HERBERT OAKES


                                            Title: Director


Dated as of
1st July, 1999                              The Ennismore Corporation


                                            By: /s/ Suzanne J. Dionne


                                            Name: SUZANNE J. DIONNE


                                            Title: Director

SCHEDULE 1


      DATE           TRANS      GROUP          GROUP          NO. OF         NO. OF
                      REF      MEMBER          MEMBER         SHARES        WARRANTS         PRICE
                                BUYER          SELLER

29-Jan-99              1                       PURB              7,091                        0.34375
02-Feb-99              2                       PURB             17,500                         0.3125
02-Feb-99              3                       ENNIS                             26000           0.25
02-Feb-99              4 ENNIS                                   26000                           0.25
02-Feb-99              5                       ENNIS              8750                         0.3125
03-Feb-99              6                       ENNIS              8750                         0.3125
03-Feb-99              7                       ENNIS              8500                         0.3125
03-Feb-99              8                       PURB             17,500                         0.3125
08-Feb-99              9                       PURB             17,000                         0.3125
09-Feb-99             10                       PURB             12,500                        0.28125
09-Feb-99             11 PURB                                   59,091                           0.25
09-Feb-99             12                       PURB                             59,091           0.25
09-Feb-99             13 PURB                                                   59,091              0
09-Feb-99             14                       ENNIS                             31250           0.25
09-Feb-99             15 ENNIS                                   31250                           0.25
09-Feb-99             16                       ENNIS              6250                        0.28125
09-Feb-99             17 ENNIS                                   57250               0
10-Feb-99             18                       PURB             22,500                        0.28125
10-Feb-99             19                       ENNIS             11250                        0.28125
11-Feb-99             20                       PURB             17,500                        0.28125
11-Feb-99             21                       ENNIS              8750                        0.28125
12-Feb-99             22                       PURB             10,000                        0.28125
12-Feb-99             23                       ENNIS              5000                        0.28125
16-Feb-99             24 PURB                                   62,500                           0.25
16-Feb-99             25                       PURB                             62,500           0.25
16-Feb-99             26 PURB                                                   62,500              0
08-Apr-99             27                       PURB             25,000                        0.28125
08-Apr-99             28 PURB                                   25,000                           0.25
08-Apr-99             29                       PURB                              25000           0.25
08-Apr-99             30 PURB                                                    25000              0

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)





                              METALCLAD CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    591142194
                                 (CUSIP Number)



         The Ennismore Corporation, 24 De Castro Street, Wickhams Cay 1,
                   Road Town, Tortola, British Virgin Islands
  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 2 of 13



1.       Name of Reporting Person
         SS or IRS Identification No of Above Person

         PURBROOK CORPORATION
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       Check the appropriate Box if member of a group       YES


3.       sec use only


4.       source of funds

         WC


5. check box if disclosure of legal proceedings is required pursuant to items 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         PANAMA

7.       SOLE VOTING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         3,703,239

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,703,239

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         10.81%

14.      TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 3 of 13



1.       Name of Reporting Person
         SS or IRS Identification No of Above Person

         THE ENNISMORE CORPORATION
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       Check the appropriate Box if member of a group       YES


3.       sec use only


4.       source of funds

         WC


5. check box if disclosure of legal proceedings is required pursuant to items 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7.       SOLE VOTING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         5,497,439 OF WHICH 3,703,239 ARE HELD BY REPORTING
         PERSONS ON PAGES 2

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,498,439 OF WHICH 3,703,239 ARE HELD BY REPORTING
         PERSONS ON PAGES 2

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         15.24%

14.      TYPE OF REPORTING PERSON

         CO

                              AMENDMENT NO.1 TO THE
                            STATEMENT ON SCHEDULE 13D
                              METALCLAD CORPORATION




ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value US$.01 per share (the "Common Stock") of Metalclad Corporation (the "Issuer whose principal executive offices are located at 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660, USA.


ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No.1 to Statement on Schedule 13D (the "Statement") is filed with respect to an Event on 31st December, 1998, and is filed by The Ennismore Corporation who pursuant to 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed to be the ultimate beneficial owner of all of the Common Stock of the Issuer owned by all of the following persons who are a group.


(a)      Purbrook Corporation


         Purbrook Corporation is incorporated under the laws of Panama. The principal business of Purbrook Corporation is to act as an investment company. The address of its principal business and its principal office is:


                           Edificio de Banco do Brasil
                           Calle Elvira Mendez 10
                           Panama
                           Republic of Panama

         The names, titles, citizenship and business addresses of the directors and executive officers of Purbook Corporation are set out below:

         Name & Position             Citizenship          Business Address


         Herbert Lee Oakes, Jr       United States        Byron House
         Director                                         7-9 St James's Street
                                                          London SW1 1EE
                                                          England

         C. Edmonds Allen            United States        Compass International
         Director                                         130 East 59th Street
                                                          New York, NY 10022
                                                          United States

         Edgar Aronson               United States        Suite 512
         Director                                         551 Fifth Avenue
                                                          New York, NY 10176
                                                          United States


         There are no other executive officers or directors of Purbook Corporation.


         During the last five years, neither Purbook Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Purbook Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)      The Ennismore Corporation


         The Ennismore Corporation is incorporated under the laws of The British Virgin Islands. The principal business of The Ennismore Corporation is as an investment holding company. The address of its principal business and its principal office is:


                                      24 De Castro Street
                                      Wickhams Cay 1
                                      Road Town
                                      Tortola
                                      British Virgin Islands


         The names, titles, citizenship and business addresses of the directors and executive officers of The Ennismore Corporation are set out below:


         Name & Position                                 Business Address


         First Board Limited                             PO Box 472
                                                         St Peter's House
                                                         Le Bordage
                                                         St Peter Port
                                                         Guernsey GY1 6AX
                                                         Channel Islands


         Second Board Limited                            PO Box 472
                                                         St Peter's House
                                                         Le Bordage
                                                         St Peter Port
                                                         Guernsey GY1 6AX
                                                         Channel Islands

         Name & Position                                 Business Address


         Third Board Limited                             PO Box 472
                                                         St Peter's House
                                                         Le Bordage
                                                         St Peter Port
                                                         Guernsey GY1 6AX
                                                         Channel Islands


         There are no other executive officers or directors of The Ennismore Corporation.


         During the last five years, neither The Ennismore Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither The Ennismore Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         During the period from 9th November, 1998 to 31st December, 1998 Purbrook Corporation did not purchase any securities of the Issuer.

         During the period from 9th November, 1998 to 31st December, 1998 The Ennismore Corporation did not purchase any securities of the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION

(a)      Purbrook Corporation

         During the period from 9th November, 1998 to 31st December, 1998 Purbrook Corporation acquired 2,249,574 warrants to purchase Common Stock of the Issuer due to a restructuring of the warrants by the Issuer.

(b)      The Ennismore Corporation

         During the period from 9th November, 1998 to 31st December, 1998 The Ennismore Corporation acquired 1,115,200 warrants to purchase Common Stock of the Issuer due to a restructuring of the warrants by the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


(a)      Purbrook Corporation


         On 9th November, 1998, Purbrook Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 1,453,665 shares of Common Stock of the Issuer (4.56%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 1,453,665 shares of Common Stock of the Issuer (4.56%).


         On 31st December, 1998, Purbrook Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 3,703,239 shares of Common Stock of the Issuer (10.81%); and

         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 3,703,239 shares of Common Stock of the Issuer (10.81%).


(b)      The Ennismore Corporation


         On 9th November, 1998, The Ennismore Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 680,000 shares of Common Stock of the Issuer (2.18%); and


         would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 680,000 shares of Common Stock of the Issuer (2.18%).


         On 31st December, 1998, The Ennismore Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 1,795,200 shares of Common Stock of the Issuer (5.55%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 1,795,200 shares of Common Stock of the Issuer (5.55%).

(c)      As a Group


         On 9th November, 1998, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above, totalled 2,133,665 shares (6.55%), which number includes the 2,133,665 shares (6.55%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held The Purbrook Corporation as described above.

         On 31st December, 1998, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above, totalled 5,498,439 shares (15.24%), which number includes the 5,498,439 shares (15.24%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held The Purbrook Corporation as described above.

         On 31st December, 1998, the aggregate number of shares of the Common Stock and warrants to purchase shares of Common Stock of the Issuer (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to have sole power to vote and sole power to dispose of within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above was as follows:

         (i) sole power to vote and sole power to dispose of a net amount of nil shares (0.00%) of the Common Stock of the Issuer;

         (ii) sole power to dispose of warrants to purchase a total of 5,498,439 shares (15.24%) of the Common Stock of the Issuer; and

         (iii) upon exercise of all of the warrants in full for a total of 5,498,439 shares (15.24%) of the Common Stock of the Issuer, sole power to vote and sole power to dispose of 5,498,439 shares (15.24%) of the Common Stock of the Issuer.

The aggregate numbers of shares of the Common Stock of the Issuer shown in this
Item 5 as held as a group is in all cases the net number resulting from the addition of the number of shares of the Common Stock of the Issuer held for investment and the number of shares of the Common Stock of the Issuer held for market-making purposes by the various entities and individual comprising the group.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable

         Not applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

         Not applicable

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     The Ennismore Corporation

         Dated:  21 March 2000                       By: /s/ Suzanne J. Dionne

                                                     Name: SUZANNE J. DIONNE

                                                     Title: Director

                       EXHIBIT A - JOINT FILING AGREEMENT


         The undersigned hereby agree that the Amendment No.1 to the Statement on Schedule 13D with respect to the shares of Common Stock, par value $0.10 per share, of Metalclad Corporation is, and any further amendments thereto executed on behalf of each of us by The Ennismore Corporation shall be, filed on behalf of each of us by The Ennismore Corporation pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934 as amended.

         This Agreement may be executed in separate counterparts by each of the undersigned, each of which counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument. It shall not be necessary that each of the undersigned sign any one counterpart.


Dated as of
31st December, 1998                         Purbrook Corporation


                                            By: /s/ Herbert Oakes


                                            Name: HERBERT OAKES


                                            Title: Director


Dated as of
31st December, 1998                         The Ennismore Corporation

                                            By: /s/ Suzanne J. Dionne

                                            Name: SUZANNE J. DIONNE

                                            Title: Director

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                              METALCLAD CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    591142194
                                 (CUSIP Number)



         The Ennismore Corporation, 24 De Castro Street, Wickhams Cay 1,
                   Road Town, Tortola, British Virgin Islands
  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                November 9, 1998
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 2 of 12



1.       Name of Reporting Person
         SS or IRS Identification No of Above Person

         PURBROOK CORPORATION
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       Check the appropriate Box if member of a group       YES


3.       sec use only


4.       source of funds

         WC


5. check box if disclosure of legal proceedings is required pursuant to items 2(d) OR 2 (e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         PANAMA

7.       SOLE VOTING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         1,453,665

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,453,665

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         4.56%

14.      TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D


CUSIP No 591142194                                                 Page 3 of 12



1.       Name of Reporting Person
         SS or IRS Identification No of Above Person

         THE ENNISMORE CORPORATION
         NO S.S. OR I.R.S. IDENTIFICATION NUMBER

2.       Check the appropriate Box if member of a group       YES


3.       sec use only


4.       source of funds

         WC


5. check box if disclosure of legal proceedings is required pursuant to items 2(d) OR 2 (e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7.       SOLE VOTING POWER

         NONE

8.       SHARED VOTING POWER

         NONE

9.       SOLE DISPOSITIVE POWER

         2,133,665 OF WHICH 1,453,665 ARE HELD BY REPORTING
         PERSONS ON PAGES 2

10.      SHARED DISPOSITIVE POWER

         NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,133,665 OF WHICH 1,453,665 ARE HELD BY REPORTING
         PERSONS ON PAGES 2

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED IN ROW (11)

         6.55%

14.      TYPE OF REPORTING PERSON

         CO

                            STATEMENT ON SCHEDULE 13D
                              METALCLAD CORPORATION




ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value US$.01 per share (the "Common Stock") of Metalclad Corporation (the "Issuer whose principal executive offices are located at 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660, USA.


ITEM 2.  IDENTITY AND BACKGROUND

         This Statement on Schedule 13D (the "Statement") is filed with respect to an Event on 9th November, 1998, and is filed by The Ennismore Corporation who pursuant to 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed to be the ultimate beneficial owner of all of the Common Stock of the Issuer owned by all of the following persons who are a group.


(a)      Purbrook Corporation


         Purbrook Corporation is incorporated under the laws of Panama. The principal business of Purbrook Corporation is to act as an investment company. The address of its principal business and its principal office is:


                           Edificio de Banco do Brasil
                           Calle Elvira Mendez 10
                           Panama
                           Republic of Panama


         The names, titles, citizenship and business addresses of the directors and executive officers of Purbook Corporation are set out below:

 Name & Position              Citizenship                Business Address


 Herbert Lee Oakes, Jr        United States              Byron House
 Director                                                7-9 St James's Street
                                                         London SW1 1EE
                                                         England

 C. Edmonds Allen             United States              Compass International
 Director                                                130 East 59th Street
                                                         New York, NY 10022
                                                         United States

 Edgar Aronson                United States              Suite 512
 Director                                                551 Fifth Avenue
                                                         New York, NY 10176
                                                         United States


         There are no other executive officers or directors of Purbook Corporation.


         During the last five years, neither Purbook Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Purbook Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)      The Ennismore Corporation


         The Ennismore Corporation is incorporated under the laws of The British Virgin Islands. The principal business of The Ennismore Corporation is as an investment holding company. The address of its principal business and its principal office is:


                                      24 De Castro Street
                                      Wickhams Cay 1
                                      Road Town
                                      Tortola
                                      British Virgin Islands


         The names, titles, citizenship and business addresses of the directors and executive officers of The Ennismore Corporation are set out below:


         Name & Position                                   Business Address
         ---------------                                   ----------------
         First Board Limited                               PO Box 472
                                                           St Peter's House
                                                           Le Bordage
                                                           St Peter Port
                                                           Guernsey GY1 6AX
                                                           Channel Islands


         Second Board Limited                              PO Box 472
                                                           St Peter's House
                                                           Le Bordage
                                                           St Peter Port
                                                           Guernsey GY1 6AX
                                                           Channel Islands

         Name & Position                                   Business Address
         ---------------                                   ----------------
         Third Board Limited                               PO Box 472
                                                           St Peter's House
                                                           Le Bordage
                                                           St Peter Port
                                                           Guernsey GY1 6AX
                                                           Channel Islands


         There are no other executive officers or directors of The Ennismore Corporation.


         During the last five years, neither The Ennismore Corporation nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither The Ennismore Corporation nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On 9th November, 1998 Purbrook Corporation used $7,268.32 from its working capital to purchase 1,453,665 warrants to purchase Common Stock of the Issuer.


ITEM 4.   PURPOSE OF TRANSACTION

         Purbrook Corporation acquired the securities of the Issuer for investment purposes. Such securities were not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


(a)      Purbrook Corporation


         During the 60 day period prior to 9th November, 1998, Purbrook Corporation did not make any transactions in securities of the Issuer.


         On 9th November, 1998, Purbrook Corporation purchased 1,453,665 warrants to purchase Common Stock of the Issuer.


         On 9th November, 1998 the number of shares of Common Stock of the Issuer issued and outstanding was 30,450,622.


         On 9th November, 1998, Purbrook Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 1,453,665 shares of Common Stock of the Issuer (4.56%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 1,453,665 shares of Common Stock of the Issuer (4.56%).


(b)      The Ennismore Corporation


         During the 60 day period prior to 9th November, 1998, The Ennismore Corporation did not make any transactions in securities of the Issuer.

         Prior to 9th November, 1998, The Ennismore Corporation owned 680,000 warrants to purchase Common Stock of the Issuer.

         On 9th November, 1998, The Ennismore Corporation:


         (i) had sole power to vote and sole power to dispose of nil shares of Common Stock of the Issuer (0%); and


         (ii) had sole power to dispose of warrants to purchase 680,000 shares of Common Stock of the Issuer (2.18%); and


         (iii) would have, upon exercise of the warrants in full, sole power to vote and sole power to dispose of a total of 680,000 shares of Common Stock of the Issuer (2.18%).

(c)      As a Group


         On November 9, 1998, the aggregate number of shares of the Common Stock of the Issuer held (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to beneficially own within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above, totalled 2,133,665 shares (6.55%), which number includes the 2,133,665 shares (6.55%) of the Common Stock of the Issuer obtainable upon the exercise in full of all of the warrants held The Purbrook Corporation as described above.

         On November 9, 1998, the aggregate number of shares of the Common Stock and warrants to purchase shares of Common Stock of the Issuer (i) by the entities described in paragraph (a) above but which The Ennismore Corporation was deemed to have sole power to vote and sole power to dispose of within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended and (ii) held by The Ennismore Corporation directly as described in paragraph (b) above was as follows:

         (i) sole power to vote and sole power to dispose of a net amount of nil shares (0.00%) of the Common Stock of the Issuer;

         (ii) sole power to dispose of warrants to purchase a total of 2,133,665 shares (6.55%) of the Common Stock of the Issuer; and

         (iii) upon exercise of all of the warrants in full for a total of 2,133,665 shares (6.55%) of the Common Stock of the Issuer, sole power to vote and sole power to dispose of 2,133,665 shares (6.55%) of the Common Stock of the Issuer.

The aggregate numbers of shares of the Common Stock of the Issuer shown in this
Item 5 as held as a group is in all cases the net number resulting from the addition of the number of shares of the Common Stock of the Issuer held for investment and the number of shares of the Common Stock of the Issuer held for market-making purposes by the various entities and individual comprising the group.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable

         Not applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

         Not applicable

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                The Ennismore Corporation

         Dated:  21 March 2000                  By: /s/ Suzanne J. Dionne

                                                Name: SUZANNE J. DIONNE

                                                Title: Director

                       EXHIBIT A - JOINT FILING AGREEMENT


         The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, par value $0.10 per share, of Metalclad Corporation is, and any further amendments thereto executed on behalf of each of us by The Ennismore Corporation shall be, filed on behalf of each of us by The Ennismore Corporation pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934 as amended.

         This Agreement may be executed in separate counterparts by each of the undersigned, each of which counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument. It shall not be necessary that each of the undersigned sign any one counterpart.


Dated as of
November 9, 1998                            Purbrook Corporation


                                            By: /s/ Herbert Oakes


                                            Name: HERBERT OAKES


                                            Title: Director



Dated as of
November 9, 1998                    The Ennismore Corporation

                                            By: /s/ Suzanne J. Dionne

                                            Name: SUZANNE J. DIONNE

                                            Title: Director